Exhibit 99.1

YM BIOSCIENCES REPORTS NIMOTUZUMAB APPROVED FOR
MARKETING IN MEXICO
YM enrolls first patients in multinational randomized, double-blind brain metastases trial

MISSISSAUGA, Canada - September 17, 2009 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM, AIM:YMBA), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today reported that nimotuzumab has been approved for marketing in Mexico. YM BioSciences also announced that it has enrolled the first two patients in its randomized, double-blind trial evaluating nimotuzumab in patients with brain metastases from non-small-cell lung cancer (NSCLC).

“Mexico is the 21st country to have approved nimotuzumab for marketing and, while YM’s license for major market territories for nimotuzumab does not include Mexico, this approval reflects the growing recognition throughout much of the world of the value to patients of our drug and the progress being made in its commercialization,” said David Allan, Chairman and CEO of YM BioSciences. “As part of YM’s registration strategy for nimotuzumab, we were also pleased to report the opening of this second of two randomized, double-blind trials that YM is conducting in Canada and which are both now being expanded internationally.”

Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR), licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and developed at the Center of Molecular Immunology in Cuba. Nimotuzumab is approved in two of the countries in YM’s territories. The drug has demonstrated efficacy in clinical trials without producing the numerous and severe toxicities observed with the other marketed EGFR-targeting drugs. Mexican regulatory authorities have approved nimotuzumab for the treatment of squamous cell carcinoma of the head and neck (SCCHN), adult glioma and pediatric glioma. The approval was granted to Laboratorios PiSA in Guadalajara, Mexico and nimotuzumab will be commercialized under the name VECTHIX®.

First patients enrolled in multinational randomized, double-blind brain metastases trial

YM BioSciences recently enrolled and treated the first two patients in its multinational randomized, double-blind trial evaluating nimotuzumab plus whole-brain radiation therapy (WBRT) to WBRT alone in patients with brain metastases from NSCLC. The trial is designed enroll approximately 88 patients over twelve months followed by a twelve-month follow-up period and will likely include 12 investigational centers in Canada plus additional centers in other countries. The patients were enrolled at the L'Hôpital Maisonneuve-Rosemont in Montreal, Canada.

Nimotuzumab (200 mg IV infusions) will be administered weekly during radiotherapy and following radiotherapy until disease progression, unacceptable toxicity or at the discretion of the physician. Radiotherapy will consist of 30 Gy, in 10 fractions of 3 Gy/day. Patients will be assessed by laboratory tests, imaging studies, standardized neurologic examination, and neurologic symptoms. The primary efficacy endpoint is intracranial disease progression over six months. The secondary endpoints are overall survival (OS); time to neurologic progression (TNP) or death with evidence of neurologic progression; OS rate at six months; time to intracranial disease progression; and time to overall progression.

“This randomized, double-blinded, multicentric trial was based on a randomized pilot open-label trial from which encouraging, preliminary results were presented at the EORTC-NCI-AACR “Molecular Targets and Cancer Therapeutics” meeting held on October 21-24, 2008 in Geneva. YM is preparing to imminently open the first international centers on both this and the ongoing palliative NSCLC randomized trial. In this trial, as with the others being conducted by YM, extensive samples are being collected and stored in anticipation of a comprehensive program of translational analysis,” said Dr. Leonardo Viana Nicacio, YM’s Director of Clinical Affairs.

Nimotuzumab is reported to have been has been administered to more than 5,000 patients worldwide and is currently in 32 trials internationally of which 11 are being conducted by YM and its four licensees. Three of the latter are Phase III trials, including one being conducted by the internationally recognized National Cancer Center of Singapore, which selected nimotuzumab over the alternative antibodies because of its benign side effect profile. Nimotuzumab is also available on a compassionate use basis in the US for children with pediatric glioma and is designated an Orphan Drug for adult and pediatric glioma by the FDA as well as the EMEA for Europe.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

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